SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 21, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Enclosures: Nokia stock exchange release dated December 21, 2016: Nokia sues Apple in Europe and the US for infringement of Nokia patents

Nokia sues Apple in Europe and the US for infringement of Nokia patents

Nokia Corporation
Stock Exchange Release
December 21, 2016 at 20:08 (CET +1)

Nokia sues Apple in Europe and the US for infringement of Nokia patents

Espoo, Finland - Nokia announced that it has today filed a number of complaints against Apple in Germany and the US, alleging that Apple products infringe a number of Nokia patents.

As one of the world’s leading innovators, and following the acquisition of full ownership of NSN in 2013 and Alcatel-Lucent in 2016, Nokia now owns three valuable portfolios of intellectual property. Built on more than EUR 115 billion invested in R&D over the past twenty years, our tens of thousands of patents cover many important technologies used in smartphones, tablets, personal computers and similar devices.

Since agreeing a license covering some patents from the Nokia Technologies portfolio in 2011, Apple has declined subsequent offers made by Nokia to license other of its patented inventions which are used by many of Apple’s products.

Ilkka Rahnasto, head of Patent Business at Nokia, said: “Through our sustained investment in research and development, Nokia has created or contributed to many of the fundamental technologies used in today’s mobile devices, including Apple products. After several years of negotiations trying to reach agreement to cover Apple’s use of these patents, we are now taking action to defend our rights.”

These actions have been filed with the Regional Courts in Dusseldorf, Mannheim and Munich in Germany and the US District Court for the Eastern District of Texas, with 32 patents in suit across all of the actions, covering technologies such as display, user interface, software, antenna, chipsets and video coding. Nokia is in the process of filing further actions in other jurisdictions.

About Nokia

Nokia is a global leader in creating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

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Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

nokia.com

Forward Looking Statements

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses; C) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations; D) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; and E) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 3) our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) Nokia Technologies’ ability to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone and tablet markets; 5) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 6) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties; 7) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, the development and sales of products and services, as well as other business ventures which may not materialize as planned; 8) the impact of unfavorable outcome of litigation, arbitration, agreement-related disputes or allegations of product liability associated with our businesses, including litigations with Apple; 9) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergy benefits after the acquisition of Alcatel Lucent; and as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects-Risk factors”, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal